Exhibit 99.2

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Tender and Support Agreement

This Tender and Support Agreement, dated as of August 23, 2017 (this “Agreement”), is between Frutarom Ltd., an Israeli corporation (“Frutarom”), and Paulson & Co. Inc., a Delaware corporation, on behalf of funds and accounts managed by it (the “Stockholder”).

A.                In connection with the execution and delivery of this Agreement, Frutarom shall make an announcement that it intends to commence a potential tender offer (the “Offer”) to purchase all of the issued and outstanding ordinary shares, par value NIS 0.01 per share, of Enzymotec Ltd. (the “Company,” and such ordinary shares, the “Company Ordinary Shares”).

B.                 The Stockholder is the record or “beneficial owner” (as defined under Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) of 4,205,980 Company Ordinary Shares as set forth on Schedule A (all such Company Ordinary Shares, being collectively referred to herein as the “Stockholder’s Shares”).

C.                 Frutarom has requested that the Stockholder enter into this Agreement and the Stockholder has agreed to do so.

The parties hereto hereby agree as follows:

ARTICLE I
Agreement to PURCHASE AND SELL SHARES; tender subject shares

Section 1.01        Purchase and Sale of Shares. Frutarom hereby agrees to purchase from Stockholder 2,102,990 of the Stockholder’s Shares (the “Sold Shares”) at a price per share of $11.50 (as adjusted for stock splits, cash and stock dividends, combinations, recapitalizations and the like after the date of this Agreement) (the “Purchase Price”), and the Stockholder agrees to sell such shares to Frutarom at such price. The closing of such transaction shall take place as soon as practicable but in any event no later than August 31, 2017 (the “Closing Date”). The consummation of such transaction in accordance with the foregoing shall be a condition precedent to all of the Stockholder’s other obligations under this Agreement, and therefore if such closing does not take place as set forth above, the Stockholder shall have no further obligations under this Agreement.

Section 1.02        Agreement to Tender.

(a)                On the terms and subject to the conditions of this Agreement, the Stockholder shall validly tender or cause to be tendered in the Offer all of the Stockholder’s Shares not included in the Sold Shares (the “Subject Shares”), which as of the date hereof constitute 2,102,990 Company Ordinary Shares free and clear of all mortgages, liens, pledges, charges, encumbrances, security interests or other adverse claims pursuant to and in accordance with the terms of the Offer. Promptly, but in any event no later than five (5) Business Days after commencement of the Offer, the Stockholder shall (i) deliver to the depositary designated in the Offer (the “Depositary”) (A) a letter of transmittal with respect to all of the Stockholder’s Subject Shares, completed in compliance with the terms of the Offer, (B) a certificate or certificates representing such Subject Shares or, in the case

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of a book-entry transfer of any uncertificated Subject Shares, an “agent’s message” or such other evidence of transfer of such Subject Shares as the Depositary may reasonably request, and (C) all other documents or instruments required to be delivered by stockholders of the Company tendering their shares of Company Ordinary Shares pursuant to the terms of the Offer, and (ii) if any Subject Shares beneficially owned by the Stockholder are held of record by a broker or any other Person, instruct the broker or such other Person to tender all of such Subject Shares pursuant to and in accordance with the terms of the Offer.

(b)               The Stockholder agrees that once the Subject Shares are tendered into the Offer, the Stockholder shall not withdraw any Subject Shares from the Offer unless and until: (i) the Offer shall have been withdrawn or terminated either in accordance with its terms or otherwise, (ii) this Agreement shall have been terminated in accordance with Section 5.01, or (iii) if a third party not solicited by the Stockholder makes a Superior Offer for the Company, and Frutarom declines to match or best such third party Superior Offer, the Stockholder may withdraw the shares previously tendered, and tender into the Superior Offer, and this Agreement shall terminate; provided, that the purchase and sale agreement set forth in Section 1.01 hereof shall be unconditional and binding even if Frutarom fails to make a Conforming Offer.

(c)                This Agreement shall only apply to an Offer for any and all shares of the Company commenced by October 8, 2017 at a price (the “Tender Price”) of not less than $11.50 per share (as adjusted for stock splits, cash and stock dividends, combinations, recapitalizations and the like after the date of this Agreement) (such offer, a “Conforming Offer”). If a Conforming Offer is not made by October 8, 2017, this Agreement shall terminate and be of no further force and effect unless the parties mutually agree to extend it; provided, that in any event the purchase and sale agreement set forth in Section 1.01 hereof shall be unconditional and binding even if Frutarom fails to make a Conforming Offer.

(d)               If Frutarom shall price the Offer above the Purchase Price set forth above, either initially or by amendment (the dollar amount per share of the excess of the Offer price above the Purchase Price, the “Additional Amount”), and such Offer is successful, then immediately prior to the closing of the Offer, Frutarom shall pay to Stockholder an amount equal to the product of the Additional Amount times the number of Sold Shares.

ARTICLE II
Additional Covenants of the Stockholder

Section 2.01        No Solicitation of Transactions. The Stockholder shall not, nor shall it authorize or permit any of its Affiliates or any of its officers, directors, employees, accountants, counsel, financial advisors, consultants, financing sources or other advisors or representatives (collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit, knowingly facilitate or knowingly encourage any inquiry or the making of any proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal, (ii) enter into any letter of intent, memorandum of understanding or other agreement, arrangement or understanding relating to, or that could reasonably be expected to lead to, any Takeover Proposal or (iii) continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or

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data with respect to, or otherwise cooperate with or take any other action to knowingly facilitate any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal. The Stockholder and each of its Affiliates and Representatives shall (A) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person or their Representatives (other than Frutarom) conducted prior to the date of this Agreement with respect to any Takeover Proposal and (B) use its reasonable best efforts to promptly inform its Representatives of the obligations undertaken in this Section 2.01. Without limiting the foregoing, any violation of the restrictions set forth in this Section 2.01 by any Representative of the Stockholder or any of its Affiliates, whether or not such Person is purporting to act on behalf of the Stockholder or any of its Affiliates, shall be deemed to be a breach of this Section 2.01 by the Stockholder.

Section 2.02        No Transfer of Subject Shares. The Stockholder shall not, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in or option for, pledge, hypothecate or otherwise dispose of or encumber in a manner that would have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement (each, a “Transfer”), or enter into any agreement, contract, option or other arrangement or understanding with respect to the Transfer, or limitation on the voting rights of, any of the Subject Shares, (ii) take any other action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement, or (iii) commit or agree to take any of the foregoing actions.

Section 2.03        Additional Securities; Certain Events

(a)                In the event the Stockholder becomes the record or beneficial owner of (i) any additional shares of Company Ordinary Shares or any other securities of the Company, (ii) any securities that may be converted into or exchanged for such shares or other securities or (iii) any securities issued in replacement of, or as a dividend or distribution on, or otherwise in respect of, such shares or other securities (collectively, “Additional Securities”), then the terms of this Agreement shall apply to any of such Additional Securities and such Additional Securities shall be deemed Subject Shares for purposes hereof. The Stockholder shall not purchase or in any other manner acquire beneficial ownership of any Additional Securities without Frutarom’s prior written consent.

(b)               The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon any Person to which legal or beneficial ownership of the Subject Shares shall pass, whether by operation of law or otherwise, including, without limitation, the Stockholder’s successors or assigns. Notwithstanding any Transfer of the Subject Shares, the transferor shall remain liable for the performance of all of the obligations of the Stockholder under this Agreement.

Section 2.04        Documentation and Information. The Stockholder (a) consents to and authorizes the publication and disclosure by Frutarom and its Affiliates of its identity and holding of Subject Shares and the nature of its commitments and obligations under this Agreement to the extent required by the United States Securities and Exchange Commission, the Israel Securities Authority, the Tel Aviv Stock Exchange, the London Stock Exchange or any other Governmental

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Entity, and (b) agrees to give reasonably promptly to Frutarom any information it may reasonably require for the preparation of any such disclosures or other documents; provided that, to the extent practicable, the Stockholder shall have a reasonable opportunity to review and comment on any such announcement or disclosure prior to its publication, filing or disclosure. The Stockholder agrees to promptly notify Frutarom of any required corrections with respect to any written information supplied by it specifically for use in any such disclosures or other documents, if and to the extent that any shall have become false or misleading in any material respect.

ARTICLE III
Representations and Warranties of the Stockholder

The Stockholder hereby represents and warrants to Frutarom as follows:

Section 3.01        Authority. The Stockholder has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Stockholder and constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

Section 3.02        No Conflicts; Required Filings and Consents. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby and compliance with the terms hereof by the Stockholder will (a) violate, conflict with or result in a breach, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder or to its property or assets or (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) in the case of each of (a) and (b) above, where such violation, conflict, breach or default or the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay the performance by the Stockholder of any of the Stockholder’s obligations under this Agreement and (ii) any filing required under Section 13 of the Exchange Act.

Section 3.03        The Subject Shares. The Stockholder is the record or beneficial owner of, and has good and marketable title to, the Subject Shares. The Subject Shares are free and clear of any mortgage, lien, pledge, charge, encumbrance, security interest or other adverse claim that would have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement. As of the date hereof, the Stockholder does not own, of record or beneficially, any shares of Company Ordinary Shares other than the Subject Shares. The Stockholder or its Affiliates, as the case may be, has (a) sole power of disposition; (b) sole voting power and (c) sole power to demand dissenter’s or appraisal rights, in each case with respect to all of the Subject Shares and with no restrictions on such rights. None of the Subject Shares are subject to any existing agreement, arrangement or restriction with respect to the voting of such Subject Shares. There are no agreements or arrangements of any kind, contingent or otherwise, obligating the Stockholder to Transfer or cause to be Transferred any of the Subject Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares.

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Section 3.04        Reliance by Frutarom. The Stockholder understands and acknowledges that Frutarom is undertaking the Offer in reliance upon the Stockholder’s execution and delivery of this Agreement.

Section 3.05        Finder’s Fees. No broker, investment bank, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

ARTICLE IV
Representations and Warranties of Frutarom

Frutarom represents and warrants to the Stockholder as follows:

Section 4.01        Authority. Frutarom has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Frutarom and constitutes a legal, valid and binding obligation of Frutarom, enforceable against Frutarom in accordance with its terms.

Section 4.02        No Conflicts; Required Filings and Consents. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby and compliance with the terms hereof by Frutarom will (a) violate, conflict with or result in a breach, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Frutarom or to Frutarom’s property or assets or (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay the performance by Frutarom of any of its obligations under this Agreement.

Section 4.03        Subject Shares. Neither Frutarom nor any of its subsidiaries has acquired Company Ordinary Shares (other than Company Ordinary Shares owned by Frutarom or its Affiliates on the date hereof or acquired pursuant to the Offer) or entered into agreements with other stockholders of the Company pursuant to which those stockholders have agreed to vote their Company Ordinary Shares, not to solicit alternative offers and not to transfer their Company Ordinary Shares without the consent of Frutarom.

ARTICLE V
Termination

Section 5.01        Termination. This Agreement shall terminate (a) upon the termination or expiration or withdrawal of the Offer, without shares being accepted for payment thereunder, or (b) upon the failure to consummate the Offer and pay for the tendered shares on or before

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December 29, 2017; provided, that the purchase and sale agreement set forth in Section 1.01 hereof shall survive such termination and be unconditional and binding even if Frutarom fails to make a Conforming Offer.

Section 5.02        Effect of Termination. In the event of termination of this Agreement pursuant to Section 5.01, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, no such termination shall relieve any party from its obligations under Section 1.01 hereof and from any liability for any breach of this Agreement occurring prior to such termination.

ARTICLE VI
Miscellaneous

Section 6.01        Entire Agreement. This Agreement and all documents delivered by a party hereto pursuant to the terms hereof constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and statements, whether written and oral, among the parties or any of their Affiliates with respect to the subject matter hereof, other than any documents related to the Offer.

Section 6.02        Amendment; Waiver; Remedies. Neither this Agreement nor any term hereof may be amended other than by an instrument in writing signed by Frutarom and the Stockholder. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 6.03        Assignment; No Third Party Beneficiaries. This Agreement shall not be assignable or otherwise transferable by a party without the prior consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect; provided, however, that Frutarom may, in its sole discretion, assign or transfer all or any of its rights, interests and obligations under this Agreement to any Affiliate of Frutarom reasonably acceptable to the Stockholder. This Agreement shall be binding upon the parties and their respective successors and assigns and shall inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their respective successors and assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

Section 6.04        Governing Law. This Agreement is governed by, and is to be interpreted and enforced in accordance with, the internal laws of the State of New York, without giving effect to any choice of law or conflict of laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

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Section 6.05        Submission to Jurisdiction; Waiver of Jury Trial. The Parties hereby irrevocably submit to the EXCLUSIVE jurisdiction of any federal or state court located within the State of New York over any dispute arising out of or relating to this Agreement or any transactions contemplated hereby and each Party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto SHALL be heard and determined in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection that they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each Party waives any right to trial by jury in any action, suit or proceeding to enforce or defend any rights or remedies arising out of or relating to this Agreement.

Section 6.06        Specific Performance. The parties each agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof and that each party shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at Law or equity. These injunctive remedies are cumulative and in addition to any other rights and remedies Frutarom may have under applicable law.

Section 6.07        Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

Section 6.08        Notices. To be valid for purposes hereof, any notice, request, demand, waiver, consent, approval or other communication (any of the foregoing, a “Notice”) that is required or permitted hereunder shall be in writing. A Notice shall be deemed given only as follows: (i) on the date delivered personally; (ii) three (3) Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or (iii) one (1) Business Day following deposit with a recognized international overnight courier service for next day delivery, charges prepaid, and, in each case, addressed to the intended recipient as set forth below:

(a)                If sent to the Stockholder, to the following address:

Paulson & Co. Inc.

1251 Avenue of the Americas

New York, NY 10020

Attention: Stuart L. Merzer, General Counsel & CCO

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With a copy (the delivery of which, by itself, shall not constitute a valid notice to the Stockholder) to:

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue

New York, NY 10176

Attention: Steve Schultz

(b)               If sent to Frutarom, to the following address:

Frutarom

Manofim St.

Herzeliya, Israel

Attention: Global VP Legal Affairs & Corporate Secretary

With a copy (the delivery of which, by itself, shall not constitute a valid notice to Frutarom) to:

Jenner & Block LLP

919 Third Avenue

New York, NY 10022

Attention: Uri Doron

Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other party notice in the manner herein set forth.

Section 6.09        Headings. All headings contained herein are for convenience of reference only, do not form a part hereof and are not to affect in any way the meaning or interpretation hereof.

Section 6.10        Public Announcements. Except to the extent required by law, the Stockholder shall not issue any press release or make any other public statement with respect to the transactions contemplated by this Agreement or the Offer without the prior written consent of Frutarom.

Section 6.11        Counterparts. This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall thereby be deemed to be an original and all of which taken together shall constitute one and the same instrument. Any party may deliver this Agreement to the other party by means of facsimile or portable document format (.PDF) signature.

Section 6.12        Interpretation.

(a)                The parties have participated jointly in the negotiation and drafting hereof, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party by virtue of the authorship hereof is not to affect the construction and interpretation hereof. For purposes of this Agreement, (i) the words

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“include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (ii) the word “or” is not exclusive; and (iii) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement, as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections and Schedules mean the Articles and Sections of, and Schedules attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.

(b)               For the purposes of this Agreement, the following terms mean:

“Affiliate” means, with respect to any particular Person, (a) any Person controlling, controlled by or under common control with such Person, whether by ownership or control of voting securities, by contract or otherwise, (b) any Person owning or controlling 50% or more of the outstanding voting securities of such other Person, (c) any partner, officer, director, employee or shareholder of such Person, or (d) any liquidating trust, trustee or other similar person or entity for any Person.

“Business Day” means any day other than a Saturday or a Sunday or a weekday on which banks in the State of New York or Tel Aviv, Israel are authorized or required to be closed.

“Governmental Entity” means any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any federal, state or local government, or any international, multinational or other government, and any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority of any of the foregoing.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any other entity or body.

“Subsidiary” means, with respect to any specified Person and at a given time, an entity of which such specified Person owns, directly or indirectly, 50% or more of the outstanding capital stock of such entity.

“Superior Offer” means an unsolicited bona fide offer made by a third party for all (and not less than all) of the Company Ordinary Shares at a price per Company Ordinary Share that is higher than the price per Company Ordinary Share then offered by Frutarom that did not result from a breach of Section 2.01 that is, (A) reasonably likely to be consummated in accordance with its terms, taking into account all of the terms and conditions of such offer, (B) more favorable from a financial point of view to the Company

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shareholders than the Offer, taking into account all of the legal, financial and other terms and conditions of such Takeover Proposal and this Agreement (including any offer by Frutarom to amend the terms of this Agreement) and (C) approved by the Company’s Board of Directors.

“Takeover Proposal” means any proposal or offer with respect to (a) a merger, consolidation, business combination or similar transaction with any Person or group of Persons that involves any of the Company or any of its Subsidiaries or (b) any acquisition (whether by tender offer, share exchange or other manner) by any Person or group of Persons which, in each case of (a) and (b), if consummated would result in any Person or group of Persons becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, (i) equity securities of the Company or any of its respective Subsidiaries representing more than 5% of all outstanding equity securities of the Company (by vote or value), (ii) more than 5% of the consolidated total assets (including, equity securities of the Company’s Subsidiaries) of the Company and its Subsidiaries, taken as a whole, or (iii) assets of the Company to which 5% or more of the Company’s consolidated revenues are attributable, in each case other than the Offer.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Tender and Support Agreement as of the day and date first above written.

Frutarom LTD

By:	/s/ Alon Granot
Name: Alon Granot
Title: Executive Vice President & Chief Financial Officer

Paulson & Co. Inc.

By:	/s/ John Paulson
Name: John Paulson
Title: President

Schedule A

Subject Shares

Stockholder	Subject Shares
Paulson & Co. Inc.	2,102,990